Exhibit 99.1

Merus Receives Nasdaq Notice Regarding Minimum Bid Price Requirements

TORONTO, Nov. 16, 2016 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") (TSX: MSL, NASDAQ: MSLI) announced that it has received written notification from The NASDAQ Stock Market LLC ("Nasdaq") that it is not in compliance with the minimum bid price requirement of US $1.00 per share.  This does not impact the Company's Nasdaq listing at this time and the Company intends to address this deficiency within the prescribed grace period.

Background

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's common stock for the 30 consecutive business days to November 10, 2016, the Company no longer meets rule 5550(a)(2).

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until May 9, 2017, to regain compliance. To regain compliance, the Company's common shares must have a closing bid price of at least US $1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by May 9, 2017, the Company may be eligible for an additional 180 period to regain compliance.

The Company intends to monitor the closing bid price of its common shares between now and May 9, 2017 and intends to cure the deficiency within the prescribed grace period. During this time, the Company's common shares will continue to be listed and trade on the Nasdaq Capital Market.

The Company's business operations are not affected by the receipt of this notification.

The Company is also listed on the TSX and the notification does not affect the Company's compliance status with such listing.

About Merus Labs

Merus Labs is a specialty pharmaceutical company focused on acquiring established and growth products. The Company leverages its expertise and platform in Europe, Canada and select other markets to deliver value.

Forward-Looking Statements

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the Company's ability to regain compliance with the NASDAQ minimum bid price requirements, future business and operating plans, the future pricing of the Company's products, the Company's ability to acquire future products, the Company's ability to secure financing to complete acquisitions, and the Company's future results of operations. Such statements involve assumptions relating to the Company's business, including government regulation of the pricing of the Company's products, the competitive environment of the Company's products, the stability of foreign exchange rates and the availability of prospective acquisition targets. Although the Company's management believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from any future results expressed or implied by these statements, including the ability to regain compliance with the NASDAQ minimum bid price requirements. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, Merus' ability to complete any financing, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. Investors should refer to the Company's MD&A, Annual Information Form and Annual Report on 40-F for the year ended September 30, 2015 and subsequent interim financial statements and MD&A for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans, objectives and guidance will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs Inc.

%CIK: 0001031516

For further information: Phone: (905) 726-0995, Email: info@meruslabs.com

CO: Merus Labs Inc.

CNW 17:47e 16-NOV-16